DNA Chat Corporation
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Inception to October 31, 2025

TABLE OF CONTENTS

www.rnbcapitalcpas.com
954-399-1914

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: DNA Chat Corporation Management

We have reviewed the accompanying financial statements of DNA Chat Corporation (the Company) which comprise the balance sheets as of inception to October 31, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
December 15, 2025

DNA CHAT CORPORATION
BALANCE SHEET

		Inception to October 31, 2025
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	20,229
Total Current Assets		20,229
Non-Current Assets:		
Fixed assets, net	$	370
Total Non-Current Assets		370
TOTAL ASSETS	$	20,599
LIABILITIES AND EQUITY		
Current Liabilities:		
Other current payables	$	2,642
Total Current Liabilities	$	2,642
Non-Current Liabilities:		
SAFE Notes	$	100,000
Total Non-Current Liabilities	$	100,000
TOTAL LIABILITIES		102,642
EQUITY		
Accumulated deficit		(82,043)
TOTAL EQUITY	$	(82,043)
TOTAL LIABILITIES AND EQUITY	$	20,599

See Accompanying Notes to these Unaudited Financial Statements

DNA CHAT CORPORATION
STATEMENT OF OPERATIONS

		Inception to October 31, 2025
Operating Expenses		
General and Administrative expenses	$	24,335
Research and Development		36,264
Wages and salaries		22,500
Total Operating Expenses		**83,099**
Total Loss from Operations	$	**(83,099)**
Other income	$	1,056
Net loss	**$**	**(82,043)**

See Accompanying Notes to these Unaudited Financial Statements

DNA CHAT CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Total
			Accumulated	Shareholders'
	# of Shares	$ Amount	Deficit	Equity
Inception at 03/07/2025	-	-	-	-
Net loss	-	-	(82,043)	(82,043)
Ending balance at 10/31/25	-	-	(82,043)	(82,043)

See Accompanying Notes to these Unaudited Financial Statements

DNA CHAT CORPORATION
STATEMENT OF CASH FLOWS

		Inception to October 31, 2025
OPERATING ACTIVITIES		
Net Loss	$	(82,043)
Adjustments to reconcile Net Income to Net Cash used in operations:		
Other current payables		2,642
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		2,642
Net Cash used in Operating Activities	$	(79,401)
INVESTING ACTIVITIES		
Acquisition of fixed asset	$	(370)
Net Cash used in Investing Activities	$	(370)
FINANCING ACTIVITIES		
SAFE Notes	$	100,000
Net Cash provided by Financing Activities	$	100,000
Cash at the beginning of period		-
Net Cash increase for period	$	20,229
Cash at end of period	$	20,229

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

DNA Chat Corporation ("the Company") was formed on March 7th, 2025. The Company plans to earn revenue by offering a telemedicine/virtual care service that incorporates DNA information in each appointment. The Company's headquarters is in Clifton, New Jersey. All customers are located in the United States.

The Company will conduct a crowdfunding under Regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial

statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of October 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $20,229 in cash as of October 31, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenues by providing a DNA-driven virtual care and diagnostic support platform to patients, self-insured employers, health insurers and other healthcare stakeholders. DNA Chat combines AI-assisted symptom gathering, in silico DNA testing and telemedicine consultations to accelerate diagnosis of genetic and other health conditions.

The Company's primary revenue streams will include (i) subscription access to the DNA Chat platform and related virtual care services, and (ii) fees for telemedicine visits and whole genome sequencing services.

Subscription arrangements may be sold on a direct-to-consumer basis or through corporate and insurer partners, typically with subscription terms ranging from one to eighteen months. Telemedicine visit fees and sequencing fees are generally billed on a per-encounter or per-test basis.

General and Administrative

General and administrative expenses consist of contract labor, dues and subscription, insurance, professional fees, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on March 7, 2025 and had no operations, taxable income, or filing requirements during the period ended October 31, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, Income Taxes.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company incurred related-party expenses of $36,263 during the period ended October 31, 2025, for management services provided by a Brazilian entity owned by its CEO. The CEO bills monthly in Brazilian Reais at a fixed local currency rate, which is translated into U.S. dollars at prevailing exchange rates, resulting in variable U.S. dollar amounts each month. All such amounts have been paid in full and are recorded as research and development expenses in the accompanying financial statements.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the period ending October 31, 2025, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party. The SAFE agreement has no maturity date and bears no interest. The agreement provides the investor with the right to future equity in the Company upon a qualified financing or change of control event at an 80% discount. The valuation cap of the agreement is $4 million. As of October 31, 2025, the amount of the SAFE is $100,000.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. No shares were issued and outstanding as of October 31, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 15, 2025, the date these financial statements were available to be issued.

Subsequent to October 31, 2025, the Company received loans from its founders, Mr. Jack Langberg and Mr. Thiago Vincenzi Conrado, in the amounts of $20,000 and $30,000, respectively. Both loans bear interest at an annual rate of 4%.

The Company entered into an agreement to acquire Genomic Lab Ltd. on October 30, 2025. As of October 31, 2025, the change of control had not been completed, and the transaction is expected to be finalized in 2026. Upon completion of the change of control, Genomic Lab Ltd. will become a subsidiary of the Company, and its financial statements will be consolidated.